NEWS RELEASE

Lithium Argentina and Ganfeng Advance Plan to Jointly
Develop the Pozuelos-Pastos Grandes Basins

April 11, 2025 - Zug, Switzerland: Lithium Argentina AG. ("Lithium Argentina" or the "Company") (TSX: LAR) (NYSE: LAR) is pleased to announce that it has executed a Letter of Intent ("LOI") with Ganfeng Lithium Co. Ltd. ("Ganfeng") to advance a plan to jointly develop the Pozuelos-Pastos Grandes basins, which includes Ganfeng's wholly-owned Pozuelos-Pastos Grandes project, the jointly-owned Pastos Grandes project (85% owned by Lithium Argentina and 15% owned by Ganfeng) and Sal de la Puna project (65% owned by Lithium Argentina and 35% owned by Ganfeng) in Argentina (collectively, "PPG").

"Following the ramp-up at the Cauchari-Olaroz lithium operation over the past year, we are excited to build on our experience and strengthen our proven partnership model to support these growth plans," said Sam Pigott, President and CEO of Lithium Argentina. "Our ongoing efforts to finalize the regional development plan at PPG are encouraging and should present a compelling, low-cost solution to help meet future battery market demand. Combined with our strategic flexibility and collaborative approach, we are well positioned to leverage innovative processing technologies and a global network of partners and customers - all in pursuit of our shared goal of establishing Argentina as a leader in the lithium industry."

The LOI provides a framework for Ganfeng and Lithium Argentina to consolidate PPG into a new joint venture and finalize the regional development plan on the combined mineral resources. Development planning is advancing based on a phased approach utilizing solar evaporation and direct lithium extraction ("DLE") with a combined capacity targeting up to 150,000 tonnes per annum ("tpa") of lithium carbonate equivalent ("LCE"). In addition to lithium carbonate, the regional development plan considers the production of lithium chloride to provide added flexibility for use in battery markets. The regional development plan is expected to unlock significant synergies that will result in a larger, lower-cost operation than what could be achieved on a standalone basis.

A 5,000 tpa DLE demonstration plant is currently being manufactured for installation at the nearby Cauchari-Olaroz lithium operation, a multi-stage project in the Jujuy Province that is jointly managed by Lithium Argentina and Ganfeng. The completion of the DLE demo plant expected later this year would support the new processing technology, resulting in improved efficiencies and lower overall production and capital costs while reducing the operation's environmental footprint through lower water usage and a reduced need for reagents.

Ganfeng and Lithium Argentina are jointly exploring financing options, including collaboration with potential customers and strategic partners for offtake and minority ownership interests.

The formation of the new joint venture remains subject to a number of conditions, including, without limitation, the negotiation and finalization of definitive documentation, completion of the regional development plan, receipt of any required regulatory approvals and third-party consents, and the satisfaction of other customary closing conditions.

ABOUT LITHIUM ARGENTINA

The Company, in partnership with Ganfeng, operates the Cauchari-Olaroz lithium brine operation in Argentina and is advancing additional lithium resources in the region. Lithium Argentina currently trades on the TSX and on the NYSE.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

News Release:

Lithium Argentina and Ganfeng Sign Letter of Intent to Jointly Develop the Pozuelos - Pastos Grandes Basins

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" and "forward-looking statements" (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. Forward-looking information can be identified by the use of words such as seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "propose", "potential", "target", "intend", "could", "might", "should", "believe", "scheduled", "implement" and similar words or expressions. All statements, other than statements of historical fact, are forward-looking information. Forward-looking information in this news release include, without limitation, information with respect to the following matters or the Company's expectations relating to such matters: the formation of a joint venture in respect of PPG and the value derivable therefrom, the Company's economic interest in PPG, the finalization of the regional development plan, financing of the development of PPG, the involvement of third-party investors, the use and effects of DLE technology, , operating and economic parameters; timing and amount of future production; and expected capacity of production.

Forward-looking information may involve known and unknown risks, assumptions

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company's actual results or performance to differ materially. This information reflects the Company's current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences, and accordingly, the Company can give no assurance that these assumptions and expectations will prove to be correct. With respect to forward-looking information included in this news release, the Company has made assumptions regarding, among other things: the ability to form the joint venture in respect of PPG; the ability to finalize the regional development plan; the ability to finance the development of PPG; the ability to attract third party investors for the development of PPG; current technological trends; including the successful implementation of DLE technology; the business relationship between the Company and its joint venture partner; ability to fund its operations; the ability to operate in a safe and effective manner; uncertainties relating to  maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates.

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News Release:

Lithium Argentina and Ganfeng Sign Letter of Intent to Jointly Develop the Pozuelos - Pastos Grandes Basins

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: risk that the Company may not be able to form the joint venture in respect of PPG and derive value therefrom as anticipated, or at all; risk that the Company may not be able to finalize the regional development plan as anticipated, or at all; risk that the Company may not be able to finance the development of PPG as contemplated, or at all; risk that the Company may not be able to attract third party investors for the development of PPG as contemplated, or at all; risk that the Company will not be able to implement DLE technology; the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; volatility in general market and industry conditions; Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent Annual Report on Form 20-F, copies of which are available on SEDAR+ at www.sedarplus.ca

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

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News Release:

Lithium Argentina and Ganfeng Sign Letter of Intent to Jointly Develop the Pozuelos - Pastos Grandes Basins